Exhibit 99.1

ReneSola Power Announces Third Quarter 2022 Financial Results

Stamford, CT, December 1, 2022 – ReneSola Ltd (“ReneSola Power” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading fully integrated solar project developer, today announced its unaudited financial results for the third quarter ended September 30, 2022. ReneSola Power's third quarter 2022 financial results and management commentary can be found by accessing the Company's shareholder letter on the quarterly results page of the Investor Relations section of ReneSola Power's website at: http://ir.renesolapower.com.

ReneSola Power will host a conference call today to discuss results.

Conference Call Details

We will host a conference call today to discuss our third quarter 2022 business and financial results. The call is scheduled to begin at 5:00 p.m. U.S. Eastern Time on Thursday, December 1, 2022 (6:00 a.m. China Standard Time on Friday, December 2, 2022).

Please register in advance to join the conference call using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call access information will be provided upon registration.

Participant Online Registration:

https://register.vevent.com/register/BIc881e9084fe845df83b8f6069412603e

Webcast:

https://edge.media-server.com/mmc/p/jv6yn8cm

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola Power's website at https://ir.renesolapower.com/.

About ReneSola Power

ReneSola Power (NYSE: SOL) is a leading global solar project developer, owner, and operator with a robust pipeline of projects and IPP assets across Europe, North America, and Asia. The Company focuses on solar power project development, construction management and project financing services. With local professional teams in more than 10 countries, ReneSola Power is spread across markets that are experiencing rapid growth in solar thanks to clean energy demand and supportive government policies. For more information, please visit www.renesolapower.com.

For investor and media inquiries, please contact:

In the United States:

ReneSola Ltd

Mr. Adam Krop

+1 (347) 577-9055 x115

IR.USA@renesolapower.com

IR@renesolapower.com

The Blueshirt Group

Mr. Yujia Zhai

+1 (860) 214-0809

yujia@blueshirtgroup.com